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SI

18005047

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
415

SEC FILE NUMBER
8-40867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis	Tennessee	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Hopkins — (202) 659-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBMares, LLP
(Name – *if individual, state last, first, middle name*)

150 Boush Street, Suite 4000	Norfolk	Virginia	23510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Jim Reber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA Securities Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jim Reber
Signature

President and Chief Executive Officer
Title

Melissa C. Pearson
Notary Public

MELISSA C. PEARSON STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY MY COMMISSION EXPIRES 1-20-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBA SECURITIES®
Powered by VINING SPARKS

ICBA Securities Corporation

Statements of Financial Condition

December 31, 2017 and 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

PBMares℠

ASSURANCE, TAX & ADVISORY SERVICES

TABLE OF CONTENTS

PBMares

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of ICBA Securities Corporation (the Company) as of December 31, 2017 and 2016, and the related notes to the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2007.

PBMares, LLP

Norfolk, Virginia
February 26, 2018

FINANCIAL STATEMENTS

ICBA SECURITIES CORPORATION
Statements of Financial Condition
December 31, 2017 and 2016

	2017	2016
ASSETS		
Cash and cash equivalents	$ **533,307**	$ 727,308
Receivables from VSIBG:		
Program payments	**151,685**	60,789
Program reimbursements	**31,416**	63,124
Income tax receivable from parent	**17,275**	14,588
Prepaid expenses and other assets	**141**	152
Total assets	$ **733,824**	$ 865,961
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Trade payables	$ **2,615**	$ 5,000
Compensation payable	**-**	16,825
Due to related parties	**129,500**	139,735
Accrued expenses	**18,236**	41,980
Royalties payable:		
State independent banker associations	**251,460**	327,030
ICBA	**13,305**	13,625
Total liabilities	**415,116**	544,195
Stockholder's equity		
Common stock, no par value; 100 shares authorized and issued	**70,000**	70,000
Additional paid-in capital	**65,000**	65,000
Retained earnings	**183,708**	186,766
Total stockholder's equity	**318,708**	321,766
Total liabilities and stockholder's equity	$ **733,824**	$ 865,961

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ICBA Securities Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of ICBA Consolidated Holdings, LLC, which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The Company provides customers and potential customers with access to industry educational opportunities, marketing and promoting other services provided by the ISN, and marketing and promoting the brand of the Company's exclusively endorsed broker-dealer, Vining Sparks IBG, L.P. (VSIBG). The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that rule.

Revenue Recognition and Receivables

The Company earns a percentage on all eligible trades executed by VSIBG in a calendar month. Eligible trades are recorded on a trade date basis for financial reporting purposes. Receivables represent the amounts due from VSIBG. The Company has evaluated its receivables as of December 31, 2017 and 2016 and determined no allowance for uncollectible receivables was necessary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting the statements of cash flows, cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced any losses in such accounts.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The Company makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amount that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of operations as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of this guidance to its financial statements. The Company is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax positions as of December 31, 2017, or 2016. There are no timing differences creating any deferred tax assets or liabilities. The effective tax rates for years ending December 31, 2017 and 2016 were 129.5% and 33.1% for federal tax purposes and 8.2% and 77.6% for state, respectively. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and penalties expense, respectively.

Fair Value of Financial Instruments and Fair Value Measurements

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. The carrying amounts reported in the statements of financial position for cash and cash equivalents, receivables and trade payables approximate their fair values due to the short maturities of these instruments. The Company does not have any instruments measured at fair value on a recurring or non-recurring basis.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications have no effect on previously reported net income.

NOTE 2. RELATED-PARTY TRANSACTIONS

In connection with an administrative services agreement, ISN charges the Company for certain administrative expenses paid for by ISN, which totaled $474,100 and $462,300 for the years ended December 31, 2017 and 2016, respectively. In addition, ISN and ICBA periodically pay other direct expenses which are charged back to the Company. These other direct expenses include items such as program and other administrative services. The amount charged as other direct expenses relating to ISN totaled $156,991 and $140,185 for the years ended December 31, 2017 and 2016, respectively. The amount charged as other direct expenses relating to ICBA totaled $316,906 and $499,491 for the years ended December 31, 2017 and 2016, respectively.

The Company also pays royalties to ICBA for use of its logo and name in marketing. The royalty is based on a percentage of operating income, subject to certain adjustments. The amount charged to expense totaled $86,576 and $145,028 for the years ended December 31, 2017 and 2016, respectively.

Amounts due to affiliates under these agreements are recorded as *due to related parties* in the statements of financial condition.

In accordance with the Program Agreement, VSIBG provides day-to-day management and oversight activities and is responsible for regulatory compliance for the Company. In addition, several members of VSIBG's management are also listed as management of the Company and VSIBG is disclosed as an entity in which the Company is indirectly under common control in its BrokerCheck report with FINRA. As a result, VSIBG is considered a related party for financial reporting purposes. Essentially all the Company's revenue is derived as a result of its program agreement with VSIBG. During 2017 and 2016, the Company earned $1,271,395 and $1,643,391, respectively, in revenue from activities as a result of its agreement with VSIBG.

In addition, under the terms of the Program Agreement with VSIBG, VSIBG has agreed to reimburse the Company for certain expenses, including, but not limited to, compensation of employees and general and administrative expenses. Reimbursements are reflected in the financial statements as revenue. The total reimbursable expenses of $499,300 and $677,384 for the years ended December 31, 2017 and 2016, respectively, consists of salaries, occupancy, meeting, travel and other expenses.

NOTE 3. ROYALTIES – STATE INDEPENDENT BANKER ASSOCIATIONS

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. This royalty is based on a percentage of operating income, subject to certain adjustments, and is paid semiannually. The amount charged to expense totaled $487,746 and $637,876 for the years ended December 31, 2017 and 2016, respectively.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio, net capital and excess net capital were as follows:

	Years ended December 31,	
	2017	2016
Net capital ratio	**3.512 to 1**	2.972 to 1
Net capital	**$ 118,191**	$ 183,113
Excess net capital	**$ 90,517**	$ 146,833